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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   REPORT ON FORM 6-K DATED NOVEMBER 18, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: November 18, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

                          SHAMIR OPTICAL INDUSTRY LTD.

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 18, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR), a leading provider of innovative products and technology to the ophthalmic lens market, announced that on November 18, 2009, the audit committee and board of directors of Shamir Optical Industry Ltd. (Nasdaq: SHMR) ("Shamir"
or the "Lessee") approved the entry into a second amendment to a certain lease agreement, dated January 5, 1999, as amended on February 9, 2005, by and between
Shamir and Kibbutz Shamir (the "Kibbutz" or the "Lessor"), the controlling shareholder of Shamir.

     Under the terms of the second amendment, in light of Shamir's intention to vacate certain office floors and yards of the leased property, the Kibbutz shall afford Shamir the following discount on rent: (1) between the years 2011 and
2014, an aggregate annual discount in the amount of US$18,500; and (2) from the year 2015 onwards, an aggregate annual discount in the amount of US$28,000.

     The audit committee and board of directors of Shamir have each approved the entry and execution of the second amendment, and determined that the proposed second amendment is a wholly beneficial transaction for Shamir, in accordance with Section 1(2) of the Israeli Companies Regulations (Relieves for
Transactions with Related Parties) of 2000 (the "Regulations").

     Under Section 1C of the Regulations, each shareholder that holds at least
1% of Shamir's issued share capital or voting rights is entitled to object to the proposed entry into the second amendment, provided, however, that such objection has been submitted to Shamir within 14 days as of the date of this report on Form 6-K. If such objection is received by Shamir within such 14-day period, the proposed entry into the second amendment, as discussed above, will require a shareholder approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

ABOUT SHAMIR:

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.